FIRST ALLIED SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

First Allied Securities, Inc. (the "Company" or "FASI") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor pursuant to the Investment Advisors Act of 1940, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as an introducing broker with the U.S. Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company's primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, and insurance products.

The Company is a wholly owned subsidiary of FAS Holdings, Inc. ("FASH") which is a wholly owned subsidiary of First Allied Holdings, Inc. ("FAHI"). FAHI is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of RCS Capital Corporation ("RCAP").

The Company has an agreement with a non-affiliated clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $12.9 million in cash balances as of December 31, 2015 that were in excess of the FDIC insured limits.

Fees and Commissions Receivable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers.

Receivables from brokers, dealers, and clearing organizations

The receivable from clearing brokers represents amounts due from commissions earned. Commissions earned collateralized amounts due to the clearing brokers, in any.

Other Receivables

Other receivables primarily consist of other accrued fees from product sponsors and financial advisors. The Company periodically extends credit to its financial advisors in the form of commission advances. The decisions to extend credit to financial advisors are generally based on the financial advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the financial advisors' registration status. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Notes Receivable

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions. See Note 4 for more information.

Other Assets

Other assets primarily consist of prepaid expenses and securities (included in Note 3 Fair Value Disclosures below).

Revision to the 2014 Statement of Financial Condition

The Company has revised the December 31, 2014 statement of financial condition to reflect the correction of errors identified during 2015. The revisions made are listed below.

- Corrections to eliminate intra-company commission expense from 2009 to 2014.
- Corrections to record adjustments to accrued regulatory fines identified prior to the completion of the 2014 financial statements.
- Corrections to commission revenues and related commission expenses on sales of affiliated products in violation of Securities and Exchange Commission regulations following the Company's consolidation into the financial statements of RCAP during 2014.
- Corrections to the share based payment expenses and settlement of the related liabilities recognized in 2014 for former employees that had transferred to other FAHI entities as of December 31, 2013.

- Application of straight-line recognition of real estate leases in compliance with ASC 842, *Leases*.
- Correction of errors in the remaining tax basis of goodwill following the separation of First Allied Advisory Services, Inc. from the Company in 2012, resulting in a revision to the deferred tax liabilities associated with the goodwill.

As a result of these corrections, the following summarizes the impact of these adjustments on previously reported December 31, 2014 balances.

Revision to Statement of Financial Condition

	Balance at December 31, 2014 as previously reported	Adjustment to Correct Error	Balance at December 31, 2014 as revised
Other receivable	$ 1,991,807	$ 179,658	$ 2,171,465
Due from affiliates, net	2,249,348	(338,597)	1,910,751
Commissions payable	14,448,535	(290,341)	14,158,194
Accrued compensation	2,551,134	(4,801)	2,546,333
Deferred tax liability	818,611	(446,059)	372,552
Other liabilities	1,891,876	197,984	2,089,860
Additional paid-in capital	42,196,376	(20,471)	42,175,905
Accumulated deficit	(4,745,423)	404,748	(4,340,675)
Stockholder's equity	$ 37,450,954	$ 384,277	$ 37,835,231

As the prior period financial statements have not been presented herein, the revision has been effected as an adjustment to the opening Stockholder's equity balance. Management evaluated the errors and determined that the adjustments were not material to the financial statements issued in the previous periods.

Share-Based Compensation

RCAP allocates share-based compensation expense to the Company. RCAP grants restricted stock awards to certain employees under the RCS Capital Corporation Equity Plan (the "RCAP Equity Plan") which provides for the grant of stock options, restricted shares of RCAP's Class A common stock, restricted stock units, dividend equivalent rights and other equity-based awards, which are subject to forfeiture until vested. In connection with the FASH's Acquisition by RCAP Holdings, LLC in 2013, the Company entered into the First Allied Holdings 2013 Restricted Unit Plan, whereby Restricted Units were issued to employees of the Company. The Restricted Unit Plan is accounted for on the liability method with the each tranche expensed ratably over the appropriate vesting period. See Note 6 for more information.

On June 10, 2014, RCAP Holdings and RCAP Equity, LLC, as the holders of 68.97% of the combined voting power of RCAP's outstanding common stock, approved RCAP's 2014 Stock Purchase Program (the "Stock Purchase Program"). The Stock Purchase Program became effective on June 30, 2014. Subject to the terms and conditions of the Stock Purchase Program, Eligible Individuals had the opportunity to elect to purchase shares of Class A common stock and were automatically granted one warrant to purchase one share of Class A common stock for each three shares purchased. Each warrant granted gave the holder the right to purchase one additional share of Class A common stock at an exercise price equal to the purchase price per share purchased under the

Program. The purpose of the Stock Purchase Program is to enable select employees, financial advisors and executive officers of RCAP and its subsidiaries to acquire proprietary interests in RCAP through the ownership of Class A common stock. See Note 6 for more information.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to FASB Accounting Standards Codification (ASC) 350, *Goodwill and Others*, goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. FAS considers all segments as one reporting unit for goodwill valuation purposes. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value (See also Note 5). Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect FAS' regulatory net capital.

In accordance with FASB ASC 360, Property, Plant and Equipment, long-lived assets, such as purchased intangibles subject to amortization and depreciation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On an ongoing basis, FAS reviews the valuation and amortization of the intangible assets and takes into consideration any events or circumstances that might have diminished its value.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is still evaluating the impact of ASU 2014-09.

In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize investments within the fair value hierarchy for which their fair value is measured at net asset value using the practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value practical expedient. Instead, those disclosures would be limited to investments for which the entity has elected to estimate the fair value using that practical expedient. The final consensus will be effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. A reporting entity will apply the final consensus retrospectively. While the Company is still evaluating the impact of ASU 2015-07, it will not have an impact on the Company's financial condition, results of operations or cash flows because the update only affects disclosure requirements. ASU 2015-07 is not expected to have a significant impact on the Company's fair value disclosures as the Company currently has few investments for which their fair values are determined using net asset value.

In January 2016, the FASB issued Accounting Standards Update 2016-01, "Recognition and Measurement of Financial Assets and Liabilities" (ASU 2016-01"). ASU 2016-01 amends the guidance on classification and measurement of investments in equity securities and the presentation

of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The final consensus will be effective for fiscal years beginning after December 15, 2017. Early adoption is not permitted. A reporting entity will apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption. The Company is still evaluating the impact of ASU 2016-01.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended December 31, 2015, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds and publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Government bonds, U.S. Treasury securities, corporate bonds and certificates of deposit are fair valued by management using references to prices for similar instruments, quoted prices or recent transactions in less active markets and these securities are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2015 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 7,929,797	$ —	$ —	$ 7,929,797
Trading securities – recorded in other assets:				
Equity securities	136,294	—	—	136,294
Mutual funds		—	—	
U.S. government bonds	139		—	139
Total trading securities	136,433		—	136,433
Total	$ 8,066,230	$	$ —	$ 8,066,230
Liabilities:				
Other liabilities - recorded in other liabilities:				
Equity Securities	110,479	—	—	110,479
State and municipal government obligations		104,447	—	104,447
Contingent liability	—	—		
Total	$ 110,479	$ 104,447	$ 0	$ 214,926

4. NOTES RECEIVABLE

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Payback notes are promissory notes extended primarily to financial advisors with the obligation to pay back the principal and accrued interest.

The forgivable notes contain provisions for forgiveness of principal and accrued interest if the financial advisor meets specified revenue production levels or length of service. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes, generally 6 years. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreements.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, historical production levels, the probability of default on the loan, status of the representative's

affiliation agreement with the Company, and, or any regulatory or legal action related to the representative.

The Company's notes receivable for the year ended December 31, 2015 were as follows:

	Forgivable loans	Payback loans	Total
Beginning balance	$ 17,113,329	$ 1,553,054	18,666,383
Originated loans	1,733,595	158,185	1,891,780
Interest accruals	39,773	152,929	192,702
Payments	(939,028)	(1,021,595)	(1,960,623)
Charge Offs	–	(42,257)	(42,257)
Forgiveness/amortization	(3,995,729)	–	(3,995,729)
Reversals	437,208	45,804	483,012
Allowance	–	30,416	30,416
Ending balance	$ 14,389,148	$ 876,536	$ 15,265,684

The following table presents the Company's allowance for uncollectible amounts due from financial advisors for the year ended December 31, 2015:

	Forgivable loans	Payback loans	Total
Beginning balance	$ –	$ 421,523	$ 421,523
Provision for bad debt	–	11,841	11,841
Charge off - net of recoverie	–	(42,257)	(42,257)
Total change	–	(30,416)	(30,416)
Ending balance	$ –	$ 391,107	$ 391,107

5. GOODWILL AND OTHER INTANGIBLE ASSETS

As a result of the purchase accounting relating to an acquisition of the Company during 2011 by a previous owner, the Company recorded goodwill and intangible assets to its statement of financial condition.

The Company determined it was appropriate to test its goodwill and intangible assets for impairment as of December 31, 2015 as a result of the Company's reductions in the expectations of future growth and profitability due to the impact of RCAP filing for Chapter 11 bankruptcy and general market conditions.

The Company tested goodwill and intangible assets for impairment using the income and market-based approaches for the estimation of fair values. The Company believes the income and market-based methods selected are the most reliable indicators of the fair value of the Company.

Because Step 1 of the goodwill impairment test indicated that the carrying value of goodwill exceeded the estimated value, a second phase of the quantitative goodwill impairment test ("Step 2") was performed. Under Step 2, the fair value of all the assets and liabilities were estimated to derive an estimate of the implied fair value of goodwill. The implied fair value of the goodwill was then

compared to the carrying value of goodwill to determine the amount of the impairment. Assumptions used in measuring the fair value of the assets and liabilities included discount rates, long-term growth rates of revenues impacted by anticipated attrition of registered representatives of the Company and, related profitability and cash flows, profit margins and taxes.

Significant unobservable inputs for Step 1 impairment testing for the reporting unit were as follows:

	As of December 31, 2015
Projection Period Net Revenue Growth Rate (%)	-0.4%
Long-Term Growth Rate (%)	4.5%
Normalized EBITDA Margins (%)	1.6%
Discount Rate (%)	18.5%

Goodwill

As a result of the Step 2 analysis, the Company determined it was appropriate to write-off all of the goodwill.

The changes in the carrying amount of goodwill are as follows:

	Carrying Value
Balance, December 31, 2014	$4,838,823
Goodwill impairment	(4,838,823)
Balance, December 31, 2015	$ -

Intangible Assets

As a result of the impairment analysis, the Company determined no impairment of intangible assets was necessary.

The gross carrying value and accumulated amortization of the intangible assets as of December 31, 2015 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Amortizing identified intangible assets			
Advisor relationships	$6,642,007	$3,701,715	$2,940,292
Total	$6,642,007	$3,701,715	$2,940,292

The Company defines advisor relationships as the relationships with financial advisors and their customers that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

These assets are being amortized using the straight line method over a seven or eight year period.

6. SHARE-BASED COMPENSATION

2013 Restricted Stock Plan

In connection with FASH's Acquisition by RCAP Holdings, LLC in 2013, the Company entered into the First Allied Holdings 2013 Restricted Unit Plan (the RSU Plan). The maximum number of Restricted Units pursuant to the RSU Plan is the amount issued in connection with the Acquisition.

Pursuant to the terms of the Acquisition, 86,052 Restricted Units were issued to employees of the Company. Pursuant to the terms of the RSU Plan, Restricted Units vest equally on each of the first three anniversaries of the Acquisition. The first tranche of Restricted Units vested in 2014 had a non-fluctuating value of $20 per Restricted Unit and were settled by a $555,988 payment made by the Company in cash in October 2014. The second tranche vested in 2015 was settled by issuance of 13,119 shares of stock and 4,145 shares retired to cover taxes on issued shares, plus dividend payments totaling $12,430. The third tranche which vests in 2016, shall represent the equivalent of one phantom share of RCS Capital Corporation class A common stock and can be settled in either shares of RCS Capital Corporation class A common stock or a then equivalent amount of cash, at the Company's option.

The RSU Plan is accounted for on the liability method with the each tranche expensed ratably over the appropriate vesting period. The third tranche will be expensed in the third vesting period and will be carried at the then fair market value of the RCS Capital Corporation class A common stock.

The following roll forward table details the restricted shares activity for grants to employees of the Company during the year ended December 31, 2015:

	Shares of Restricted Common Stock		Weighted Average Issue Price		Aggregate value (in thouands)	Weighted Average Vesting Period
Nonvested, December 31, 2013	86,052	$	20.00	$	1,721	1.75
less: Vested	40,931	$	20.00	$	819	NA
less: forfeited	2,565	$	20.00	$	51	1.42
Nonvested, December 31, 2014	42,556	$	20.00	$	851	1.25
less: Vested	17,264	$	20.00	$	345	NA
less: forfeited and retired	8,683	$	20.00	$	174	1.00
Nonvested, December 31, 2015	16,609	$	20.00	$	332	0.73

RCAP Equity Plan

The RCAP Equity Plan provides for the grant of stock options, stock appreciation rights, restricted shares of Class A common stock, restricted stock units, dividend equivalent rights and other stock-based awards to individuals who are, as of the date of grant, employees of RCAP or its affiliates.

Certain employees of the Company have been granted restricted shares under the RCAP Equity Plan.

The following table details the restricted shares activity for certain employees of the Company during the year ended December 31, 2015:

	Shares of Restricted Common Stock		Weighted Average Issue Price		Aggregate value (in thouands)	Weighted Average Vesting Period
Nonvested, December 31, 2014	-	$	-	$	-	N/A
plus: granted	28,455	$	11.27	$	321	4.00
less: vested	4,698	$	11.27	$	53	N/A
less: retired	2,415	$	11.27	$	27	N/A
Nonvested, December 31, 2015	21,342	$	11.27	$	241	2.50

2014 RCAP Stock Purchase Program

Select employees, financial advisors and executive officers of the Company and its affiliates and of certain subsidiaries of the Company were eligible to participate in the 2014 RCAP Stock Purchase Program ("Program"). Subject to the terms and conditions of the Program, eligible individuals had the opportunity on specified dates in 2014 to elect to purchase shares of RCAP's Class A common stock and were automatically granted one warrant to purchase one share of RCAP's Class A common stock for each three shares purchased. Each warrant granted gave the holder the right to purchase one additional share of RCAP's Class A common stock at an exercise price equal to the purchase price per share purchased under the Program, and will vest and become exercisable, subject to continuous service from the grant date to the 3-year anniversary of the grant. Such warrants may be exercised by the holder until the earliest of the 30th day following the date the holder's service is terminated for any reason other than for cause and the 10-year anniversary of the issuance. Upon a termination of service for any reason, all outstanding non-vested warrants held by a warrant holder will expire and terminate immediately. Upon a termination of service for cause, all outstanding warrants, vested or non-vested, held by a warrant holder will expire and terminate immediately. The Program was not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and any warrants granted under the Program were not intended to qualify as "incentive stock options" under Section 422 of the Code.

On September 30, 2014, 75,369 shares of RCAP's Class A common stock were purchased at a price of $22.52 per share and 25,123 warrants were granted under the Program. On December 31, 2014, 27,567 shares of RCAP's Class A common stock were purchased at a price of $12.24 per share and 9,189 warrants were granted under the Program.

The following table presents the details for the inputs and valuations of the warrants using a Black-Scholes option pricing model on the date of issuance:

Date of Issuance	Valuation Date	Exercise Price	Fair Value	Volatility[1]	Risk-Free Rate of Interest		Dividend Yield		Time to Expiration (years)[2]
September 30, 2014	September 30, 2014	22.52	7.88	30.00	2.23	%	—	%	6.50
September 30, 2014	December 31, 2014	22.52	1.75	30.00	1.95	%	—	%	6.25
December 31, 2014	December 31, 2014	12.24	4.20	30.00	1.95	%	—	%	6.50

(1) Volatility was based on the historical and implied volatility of a peer group of companies.

(2) Time to expiration was calculated using the simplified method to estimate the expected term assumption for "plain vanilla" options.

The following table details the warrant activity for grants to employees, financial advisors, and executive officers of the Company during the year ended December 31, 2015:

	Warrants	Weighted Average Fair Value	Aggregate Value (in) Thousands	Weighted Average Vesting Period
Nonvested, December 31, 2014	34,312	2.46	84	2.82
Issued	-	0.00	0	0
Less: vested	-	0.00	0	0
Less: forfeited	10,213	2.46	25	1.75
Nonvested, December 31, 2015	24,099	2.46	59	1.75

Warrants issued to employees, financial advisors, and executive officers of the Company are expensed over the three-year vesting period using the grant date fair value as calculated by the Black-Scholes option pricing model. Warrants issued to individuals that are not deemed employees of the Company are expensed over the three-year vesting period using the fair value on the reporting date as calculated by the Black-Scholes option pricing model.

7. INCOME TAXES

The difference between U.S. statutory rate of 34% and the effective tax rate results from the impact of state and local taxes, net of the federal tax effect and due to the change in valuation allowance.

Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the prior three-year period ended December 31, 2015. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

Based on Management's evaluation, as of December 31, 2015, a valuation allowance of $5,139,660 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry forward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The components of the deferred income taxes as of December 31, 2015 were as follows:

	2015
Deferred tax assets	
Net Operating Loss Carryforward	$ 2,130,374
Accrued Liabilities and Reserves	1,916,505
Bad Debt	281,692
Stock Based Compensation	43,563
Goodwill	1,263,056
Gross deferred tax assets	$ 5,635,190
Deferred tax liabilities	
Depreciation	$ 2,522
Intangible Assets	493,008
Total deferred tax liabilities	$ 495,530
Net deferred tax asset	$ 5,139,660
Valuation Allowance	(5,139,660)
Net deferred tax asset	$ 0

The Company believes that, as of December 31, 2015, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2015.

The Company files tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2012. The Company's state income tax returns are open to audit under the statute of limitations for 2012 to 2014.

8. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —Employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by a third party. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is administered by a third party and is eligible to all employees who have completed 30 consecutive days of employment.

9. RELATED PARTY TRANSACTIONS

RCAP allocates a portion of its general administrative expenses to FAHI, which then allocates to the Company based on volume and activity. At December 31, 2015, outstanding payables to RCAP in connection with these services of $177,601 were included in due to affiliates. Such expenses, which are recorded because of transactions and agreements with affiliates, may not be the same as those recorded if the Company did not have such agreements in place.

The Company leases space from the FASH on a month to month basis on substantially the same terms as FASH's underlying lease. At December 31, 2015, outstanding payables to FASH in connection with these services of $718,088 were included in due to affiliates.

Cetera Financial Group ("CFG"), a sister-company of FAHI and a subsidiary of RCAP, allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity and also pays certain expenses on behalf of the Company, which are allocated to the Company in full. At December 31, 2015, outstanding payables to CFG in connection with these services of $1,846,193 were included in due to affiliates. Such expenses, which are recorded because of transactions and agreements with affiliates, may not be the same as those recorded if the Company did not have such agreements in place.

The Company earns commission and marketing reallowance revenue from entities under common control from the sale of non-publicly traded Real Estate Investment Trusts. At December 31, 2015, outstanding receivables from affiliates in connection with these transactions of $12,113 were included in other receivables.

10. COMMITMENTS AND CONTINGENCIES

Leases —The Company leases certain facilities under various operating leases. The leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it

believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2015, the Company recorded legal reserves related to several matters of $2,226,960 in other liabilities in the statement of financial condition.

Defense costs with regard to legal proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are 2 cases that are "reasonably possible" for which the Company has determined it is not capable of providing a reasonable estimate of the individual losses. These matters are generally arbitrations or other matters brought against the Company.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 and CFTC Regulation 1.17 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2015, the Company had net capital of $2,135,884 which was $1,885,884 in excess of required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2015, the Company complied with all such requirements.

12. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all transactions on a fully disclosed basis with clearing firms that maintain all related records. In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is

unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firms, and these trading securities collateralize amounts due to the clearing firms.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon the financial statements.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2015, there were no amounts to be indemnified to the clearing brokers for these accounts.

14. RISK AND UNCERTAINTIES

The ultimate parent company of FASI, RCAP, together with certain of its subsidiaries, filed a pre-arranged plan of reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware on January 31, 2016.

RCAP has announced that:
- the purpose of the Chapter 11 filing is to improve RCAP's balance sheet and capital structure by significantly reducing its funded debt, eliminating existing equity and unsecured liabilities and disposing of certain non-core assets
- the RCAP-wide restructuring will be effected in two waves of filings:
  o the first wave filed on January 31, 2016 included RCAP and certain of its subsidiaries and proposed Debtor-in-Possession ("DIP") financing of $100 million which has been approved and funded. The DIP financing includes $15 million to provide funding to the non-debtor broker-dealer subsidiaries of RCAP to maintain their liquidity and capital, as well as an additional $15 million subject to lender approval, and $50 million to fund a retention program for the independent financial advisors of the non-debtor broker-dealer and registered investment advisor subsidiaries of RCAP, and
  o the second wave, which commenced on March 26, 2016, consists of a streamlined "pre-packaged" bankruptcy filing for all entities which provided guaranties to the pre-petition RCAP secured debt. This includes holding companies for the RCAP's broker-dealers, including FASH, the parent of FASI, as well as certain subsidiaries. RCAP intends that this will enable the holding companies of each broker-dealer to extinguish its guaranty of RCAP's first and second lien debt. RCAP has stated that all other liabilities (i.e. allowed claims) of each entity subject to the "pre-packaged" filing will be unaffected and "ride through" the proceeding.

The Company was not included in the first wave filing and will not be included in the second wave filing. However it is uncertain what, if any, impact the bankruptcy filings of the affiliated entities, including FASH, could have on the business of the Company.

15. SUBSEQUENT EVENTS

Management has evaluated activity of the Company through April 21, 2016, the date the statement of financial condition is available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure to the statement of financial condition, other than those disclosed in Note 14.

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